CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2023 AND 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ero Copper Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ero Copper Corp. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, cash flow and changes in shareholders’ equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 7, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of recognition of uncertainties over income tax treatments in Brazil

As discussed in note 3(c) to the consolidated financial statements, uncertainties over income tax treatments are evaluated on the basis of whether it is probable that they will be accepted upon examination by the relevant

Ero Copper Corp.

taxing authorities in Brazil. These uncertainties impact the amount of income taxes recognized. As discussed in notes 2(d), the Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized.

We identified the assessment of recognition of uncertainties over income tax treatments in Brazil as a critical audit matter. A high degree of subjective auditor judgment and specialized skills and knowledge was required in assessing the Company’s judgments and estimates relating to interpretation and application of income tax law that were used to determine these uncertain tax positions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the Company’s process to assess uncertain tax positions. We involved tax professionals with specialist skills and knowledge who assisted in evaluating the Company’s application of tax law and assessing its uncertain tax positions by inspecting internally and externally prepared documentation, including correspondence with the Brazilian tax authorities and third-party legal and tax advice received by the Company.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2017.

Vancouver, Canada
March 7, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ero Copper Corp.

Opinion on Internal Control Over Financial Reporting

We have audited Ero Copper Corp.’s (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, cash flow and changes in shareholders’ equity, for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 7, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Discussion Analysis under the heading “Disclosure Controls and Procedures and Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Ero Copper Corp.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 7, 2024

Ero Copper Corp.
Table of Contents

Ero Copper Corp.
Consolidated Statements of Financial Position
(Amounts in thousands of US Dollars)

	Notes	December 31, 2023	December 31, 2022
ASSETS
Current
Cash and cash equivalents		$111,738	$177,702
Short-term investments		—	139,700
Accounts receivable		5,710	10,289
Inventories	5	42,254	30,955
Income tax receivable		500	—
Other current assets	6	39,285	33,781
		199,487	392,427
Non-Current
Mineral properties, plant and equipment	7	1,251,998	755,274
Exploration and evaluation assets	8	29,936	15,686
Deferred income tax assets	21	1,315	—
Deposits and other non-current assets	9	28,952	24,689
		1,312,201	795,649
Total Assets		$1,511,688	$1,188,076

LIABILITIES
Current
Accounts payable and accrued liabilities	10	$120,704	$84,603
Current portion of loans and borrowings	11	20,381	15,703
Current portion of deferred revenue	12	17,159	16,580
Income taxes payable		3,997	5,435
Current portion of derivatives	23	563	577
Current portion of lease liabilities		10,996	6,223
		173,800	129,121
Non-Current
Loans and borrowings	11	405,852	402,354
Deferred revenue	12	58,390	69,476
Provision for rehabilitation and closure costs	13	26,687	22,172
Deferred income tax liabilities	21	10,863	6,229
Lease liabilities		8,607	4,740
Other non-current liabilities	14	18,158	11,819
		528,557	516,790
Total Liabilities		702,357	645,911

SHAREHOLDERS’ EQUITY
Share capital	15	271,336	148,055
Equity reserves		(16,616)	(66,189)
Retained earnings		549,530	456,726
Equity attributable to owners of the Company		804,250	538,592
Non-controlling interests		5,081	3,573
		809,331	542,165
Total Liabilities and Equity		$1,511,688	$1,188,076

Commitments (Notes 8, 12 and 26) ; Contingencies (Note 26); Subsequent Events (Notes 11)

APPROVED ON BEHALF OF THE BOARD:

"David Strang"	, CEO and Director	"Jill Angevine"	, Director

The accompanying notes are an integral part of these consolidated financial statements               Page 1

Ero Copper Corp.
Consolidated Statements of Operations and Comprehensive Income
(Amounts in thousands of US Dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2023	2022

Revenue	16	$427,480	$426,392
Cost of sales	17	(270,635)	(239,217)
Gross profit		156,845	187,175

Expenses
General and administrative	18	(52,429)	(49,459)
Share-based compensation	15 (e)	(9,218)	(7,931)
Income before the undernoted		95,198	129,785
Finance income		12,465	10,295
Finance expense	19	(25,822)	(33,223)
Foreign exchange gain	20	34,612	19,910
Other expenses		(4,102)	(384)
Income before income taxes		112,351	126,383

Current income tax expense		(15,992)	(15,043)
Deferred income tax expense		(2,055)	(8,273)
Income tax expense	21	(18,047)	(23,316)
Net income for the year		$94,304	$103,067

Other comprehensive gain
Foreign currency translation gain		52,656	29,897
Comprehensive income		$146,960	$132,964

Net income attributable to:
Owners of the Company		92,804	101,831
Non-controlling interests		1,500	1,236
		$94,304	$103,067

Comprehensive income attributable to:
Owners of the Company		145,065	131,540
Non-controlling interests		1,895	1,424
		$146,960	$132,964

Net income per share attributable to owners of the Company
Basic	15 (f)	$0.99	$1.12
Diluted	15 (f)	$0.98	$1.10

Weighted average number of common shares outstanding
Basic	15 (f)	94,111,548	90,789,925
Diluted	15 (f)	94,896,334	92,170,656

The accompanying notes are an integral part of these consolidated financial statements               Page 2

Ero Copper Corp.
Consolidated Statements of Cash Flow
(Amounts in thousands of US Dollars)

		Year ended December 31,
	Notes	2023	2022
Cash Flows from Operating Activities
Net income for the year		$94,304	$103,067
Adjustments for:
Amortization and depreciation		83,024	58,969
Income tax expense		18,047	23,316
Amortization of deferred revenue	16	(17,082)	(14,781)
Share-based compensation		9,218	7,931
Finance income		(12,465)	(10,295)
Finance expenses		25,822	33,223
Foreign exchange gain		(36,798)	(23,095)
Other		4,236	(490)
Changes in non-cash working capital items	25	(8,372)	(18,029)
		159,934	159,816
Advance from NX Gold PMPA	12	2,440	3,207
Derivative contract settlements		9,632	(11,983)
Provision settlements		(3,344)	(2,238)
Income taxes paid		(5,563)	(5,416)
		163,099	143,386

Cash Flows used in Investing Activities
Additions to mineral properties, plant and equipment		(447,174)	(282,775)
Additions to exploration and evaluation assets		(13,475)	(13,044)
Proceeds from short-term investments and interest received		192,483	9,713
Purchase of short-term investments		(40,000)	(139,700)
		(308,166)	(425,806)

Cash Flows used in Financing Activities
Proceeds from equity offering, net of share issue costs	15	104,330	—
Lease liability payments		(11,877)	(7,426)
New loans and borrowings, net of transaction costs	11	14,889	401,495
Loans and borrowings repaid	11	(7,786)	(55,650)
Interest paid on loans and borrowings	11	(27,461)	(15,383)
Other finance expenses paid		(5,502)	(4,542)
Proceeds from exercise of stock options		11,158	8,805
		77,751	327,299

Effect of exchange rate changes on cash and cash equivalents		1,352	2,694
Net (decrease) increase in cash and cash equivalents		(65,964)	47,573
Cash and cash equivalents - beginning of year		177,702	130,129
Cash and cash equivalents - end of year		$111,738	$177,702
Supplemental cash flow information (note 25)

The accompanying notes are an integral part of these consolidated financial statements              Page 3

Ero Copper Corp.
Consolidated Statements of Changes in Shareholders' Equity
(Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves
	Notes	Number of shares	Amount	Contributed Surplus	Foreign Exchange	Retained Earnings	Total	Non-controlling interest	Total equity

Balance, December 31, 2021		90,204,378	$133,072	$12,173	$(107,083)	$354,895	$393,057	$2,433	$395,490
Income for the year		—	—	—	—	101,831	101,831	1,236	103,067
Other comprehensive income for the year		—	—	—	29,709	—	29,709	188	29,897
Total comprehensive income for the year		—	—	—	29,709	101,831	131,540	1,424	132,964
Shares issued for:
Exercise of options		1,812,558	12,618	(3,813)	—	—	8,805	—	8,805
Settlement of restricted share units		37,099	529	(861)	—	—	(332)	—	(332)
Settlement of performance share units		128,598	1,836	—	—	—	1,836	—	1,836
Share-based compensation	15 (e)	—	—	3,686	—	—	3,686	—	3,686
Dividends to non-controlling interest		—	—	—	—	—	—	(284)	(284)
Balance, December 31, 2022		92,182,633	$148,055	$11,185	$(77,374)	$456,726	$538,592	$3,573	$542,165

Income for the year		—	—	—	—	92,804	92,804	1,500	94,304
Other comprehensive income for the year		—	—	—	52,261	—	52,261	395	52,656
Total comprehensive income for the year		—	—	—	52,261	92,804	145,065	1,895	146,960
Shares issued for:
Equity financing, net	15	9,010,000	104,330	—	—	—	104,330	—	104,330
Exercise of options		1,333,199	15,882	(4,724)	—	—	11,158	—	11,158
Settlement of restricted share units		61,651	868	(1,344)	—	—	(476)	—	(476)
Settlement of performance share units		160,075	2,201	—	—	—	2,201	—	2,201
Share-based compensation	15 (e)	—	—	3,380	—	—	3,380	—	3,380
Dividends to non-controlling interest		—	—	—	—	—	—	(387)	(387)
Balance, December 31, 2023		102,747,558	$271,336	$8,497	$(25,113)	$549,530	$804,250	$5,081	$809,331

The accompanying notes are an integral part of these consolidated financial statements                                 Page 4

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

1.    Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, BC, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

The Company’s primary asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”), held indirectly through its wholly-owned subsidiary, Ero Brasil Participaçoes Ltda. The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian copper company which holds a 100% interest in the Caraíba Operations and the Tucumã Project (formerly known as the Boa Esperança Project). MCSA’s predominant activity is the production and sale of copper concentrate from the Caraíba Operations, located in Bahia, Brazil, with gold and silver produced and sold as by-products. The Tucumã Project, which is currently under construction with production of copper concentrate scheduled to commence in the second half of 2024, is located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil.

NX Gold is a Brazilian gold mining company which holds a 100% interest in the Xavantina Operations and is focused on the production and sale of gold as its main product and silver as its by-product. The Xavantina Operations are located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern Mato Grosso State, Brazil.

2.    Basis of Preparation

(a)     Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on March 7, 2024.

(b) Basis of Presentation and Principles of Consolidation

These consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments, which are measured at fair value through profit or loss.

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control over a subsidiary is defined to exist when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. All intercompany balances and transactions are eliminated upon consolidation.

Since the Company does not own 100% of its interests in MCSA and NX Gold, the interest attributable to non-controlling shareholders is reflected in non-controlling interests. Adjustments to non-controlling interests that do not involve the loss of control are accounted for as equity transactions and adjustments are based on a proportionate amount of the net assets of the subsidiary.

    Notes to Financial Statements | Page 5

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(c) Foreign Currency Translation

The functional currency and presentation currency of the Company is the US dollar. The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the statement of financial position date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

The functional currency of all of the Company's Brazilian subsidiaries is the Brazilian Real (“BRL”). The assets and liabilities of its Brazilian subsidiaries are translated into the US dollar presentation currency using the exchange rate at the statement of financial position date while revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in a separate component of shareholders’ equity.

(d)     Use of Estimates and Judgments

In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of the assets, liabilities, revenues and expenses.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Critical Judgments

Functional currency

The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is the US dollar while the functional currency for all of its Brazilian subsidiaries is the BRL. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Legal claims and contingent liabilities

The recognition of legal provisions and contingent liabilities involves the assessment of claims made against the Company and each of its subsidiaries. The recognition of a legal provision, or disclosure of a contingent liability, involves certain judgments to determine the probability of whether a cash outflow will occur. In making this judgment, management has assessed various criteria and also relies on the opinions of its legal advisers to assist in making this assessment.

Key Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the consolidated financial statements include:

    Notes to Financial Statements | Page 6

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Derivative instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including assumptions for forward interest and foreign exchange rates, volatilities and discount rates. The fair value of the Company’s derivative contracts includes an adjustment for credit risk for either the Company or the counter party as applicable. Changes in the assumptions for inputs into the models affect the fair value of the derivatives recognized in the statement of financial position as well as the unrealized gains or losses recognized in net income.

Carrying amounts of mineral properties and associated mine closure and reclamation costs

Changes in estimates of mineral reserves and resources could impact depreciation and depletion rates, asset carrying amounts and the provisions for mine closure and reclamation costs. The Company estimates its mineral reserves and resources based on information compiled by competent individuals. Estimates of mineral reserves and resources are used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures.

There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

Mine closure and reclamation costs

Significant estimates and assumptions are made in determining the provision for mine closure and reclamation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities, timing of future cash flows, discount rates, inflation rate, and regulatory requirements.

Changes in the above factors can result in a change to the provision recognized by the Company. Changes to mine closure and rehabilitation costs are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depreciation and depletion expense.

Income taxes

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

The Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. The Company’s assessment of whether it is probable that uncertain income tax treatments will be accepted by tax authorities in Brazil is a significant management judgment.

    Notes to Financial Statements | Page 7

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Deferred Revenue

Judgment and estimates were required in determining the accounting for the precious metal purchase agreement ("PMPA") with RGLD Gold AG, a subsidiary of Royal Gold Inc. (collectively "Royal Gold"), which is accounted for as deferred revenue in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). As the Company’s obligation under the precious metal purchase agreement will be satisfied through deliveries of a non-financial item (i.e. deliveries of gold ounces), rather than cash or other financial assets, it was determined to be entered into and continued to be held for the purpose of the delivery of a non-financial item in accordance with the Company’s expected sale or usage requirements and thus not within the scope of IFRS 9 Financial Instruments (“own use exemption”). The determination of whether the own use exemption applies requires management’s judgements.
Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Key inputs into the estimate of the amount of deferred revenue that should be recognized include the following:

a.Future gold prices were used at inception of the contract to estimate the expected total consideration to be received under the contract including variable consideration and is used as the stand alone selling price to allocate the consideration to each ounce of gold to be delivered to Royal Gold, and
b.Expected life of mine gold production and the timing thereof, which is estimated based on the approved life of mine for the NX Gold mine and estimated proven and probable reserves.

Expected credit loss provision

Significant estimates and assumptions are made in determining the expected credit loss provision for financial assets that are measured at amortized costs as there are numerous factors that will affect the ultimate asset receivable. These factors include exposure at default, the expected recovery, the discount rate, and the timing of expected cashflow.

(e) New Accounting Policies, Standards and Interpretations

On January 1, 2023, the Company adopted the amendment to IAS 12, Income Taxes in relation to Deferred Tax related to Assets and Liabilities Arising from a Single Transaction. The amendments narrowed the scope of the recognition exemption in IAS 12, relating to the recognition of deferred tax assets and liabilities, so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as leases and reclamation and closure cost provisions. The adoption of this amendment did not have a material impact on the Company's consolidated financial statements.

The Company applied the amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2 issued by the IASB under Disclosure of Accounting Policies effective January 1, 2023. The amendments require entities to disclose their ‘material’, rather than ‘significant’ accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies that provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements. While the amendments did not result in any changes to the Company’s accounting policies themselves, they impacted the accounting policy information disclosed in the Company’s consolidated financial statements. The accounting policy information disclosed in notes 2 and 3 reflect the Company’s material accounting policies.

    Notes to Financial Statements | Page 8

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

In May 2023, IASB issued International Tax Reform - Pillar Two Model Rules which amended IAS 12 Income Taxes. The amendments introduced a temporary mandatory exception to the recognition and disclosure requirements relating deferred income tax assets and liabilities arising from enacted or substantively enacted tax law that implements the Pillar Two top-up tax in the jurisdictions in which companies operate. The Pilar Twp top up tax forms part of the Pilar Two model rules published by the Organization for Economic Co-operation and Development ("OECD"). The objective of Pillar Two income taxes is for large multinational enterprises to pay a minimum tax of at least 15% on income arising in each jurisdiction where they operate. The Pilar Two top up tax has not yet been enacted in any jurisdiction in which the Company operates. The Company has applied the temporary mandatory exception to recognizing and disclosing information about deferred income tax assets and liabilities arising from the Pillar Two legislation and will account for any Pillar but adoption did not have a material impact on current or deferred taxes for the year ended December 31, 2023.

(f)    Future Changes in Accounting Policies Not Yet Effective as of December 31, 2023

The following amendment to accounting standards has been issued but not yet adopted in the financial statements:

•In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) which amended IAS 1, Presentation of Financial Statements (“IAS 1”), to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as non-current. In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability. The amendments are effective January 1, 2024. The adoption of these amendments is not expected to have a material impact on the Company's consolidated financial statements.

•In October 2022, the IASB issued amendment Non-current Liabilities with Covenants to IAS 1 to clarify that covenants of loan arrangements which the Company must comply with only after the reporting date would not affect classification of a liability as current or non-current at the reporting date. The amendment also introduces additional disclosure requirements related to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) whether the Company would comply with the covenants based on its circumstances at the reporting date; and (iii) whether and how the Company expects to comply with the covenant by the date on which they are contractually required to be tested.The amendments are effective January 1, 2024. The adoption of these amendments is not expected to have a material impact on the Company's consolidated financial statements.

    Notes to Financial Statements | Page 9

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

3.    Material Accounting Policies

(a)Revenue

Revenue relating to the sale of metals is recognized at the point the customer obtains control of the product and when the Company has satisfied its performance obligations. Control is transferred when title has passed to the purchaser, the product is physically delivered to the customer, the customer controls the risks and rewards of ownership and the Company has a present right to payment for the product, which is generally when the concentrate or doré is delivered to a location designated by the customer, or when gold credits are transferred to the customer. Revenue from the sale of metals is recognized on a net basis, after metal deductions, smelting, refining and other charges.

The sales amount is typically based on quoted market and contractual prices which are fixed at the time the shipment is received at the customers’ premises. In certain circumstances the sales price of metals in concentrate may be determined in a period subsequent to the date of sale (provisionally priced sales) based on the terms of specific copper concentrate contracts. Provisionally priced sales are recognized based on an estimate of metal contained using forward market prices corresponding with the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to one month. The settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver an amount of gold equivalent to a percentage of the gold produced from its NX Gold operations. As gold deliveries are made, the Company recognizes a portion of the deferred revenue as revenue, calculated on a per unit basis using the total number of gold ounces expected to be delivered over the life of the mine. The current portion of deferred revenue is based on deliveries anticipated over the next twelve months.

Interest expense on deferred revenue is recognized in finance costs as there is a significant financing component related to the precious metal purchase agreement, resulting from a difference in the timing of the upfront consideration received and delivery of the gold. The interest rate is based on the rate implicit in the precious metal purchase agreement at the date of inception.

The additional consideration to be received under the precious metal purchase agreement is considered variable, subject to changes in the total estimated gold ounces to be delivered and gold prices. Changes to variable consideration are accounted for prospectively as a cumulative catch-up and are recorded in revenue in profit or loss.

(b)Finance Income and Finance Expense

Finance income includes interest on cash and cash equivalents, restricted cash and financial investments, and gains related to changes in the fair value of financial assets measured at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expense comprises of interest expense on loans and borrowings, accretion expense on provisions, leases and deferred revenue, commitment fees and losses related to changes in the fair value of financial assets measured at fair value through profit or loss and expected credit losses. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

    Notes to Financial Statements | Page 10

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(c)Taxation

Current income tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantively enacted at the reporting date.

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity. Deferred income tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination, that affects neither accounting nor taxable income or loss, and does not give rise to equal taxable and deductible temporary differences at the time of the transaction, differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future, and taxable differences arising from the initial recognition of goodwill.

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Uncertainties over income tax treatments are evaluated on the basis of whether it is probable that they will be accepted upon examination by the relevant taxing authorities including Brazil. These uncertainties impact the amount of income taxes recognized. If it is determined that an uncertain income tax treatment is not probable of being accepted, the effect of the uncertain income tax treatment is reflected in the determination of income taxes based the most likely amount or, if there are a wide range of possible outcomes, the expected value.

(d)Tax Incentive

The Company receives certain tax incentives in Brazil. These tax incentives are recognized in profit or loss in the period the incentives are received or receivable and recorded against the expenditure that they are intended to compensate.

(e)Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of consumable inventory is determined on a weighted average acquisition cost basis. Cost of stockpile inventory, products in progress and finished goods is determined based on a weighted average production cost basis and includes the cost of mining and processing ore including direct labour and materials; depreciation and amortization; and an appropriate share of production overheads based on normal operating capacity.

Net realizable value of stockpile inventory, products in progress and finished goods is the estimated selling price in the ordinary course of business, less estimated completion costs and selling expenses. Write-downs of inventories to net realizable value are included in the cost of sales in the period of the write-down. A write-down of inventories is reversed in a subsequent period if there is a subsequent increase in the net realizable value of the related inventories.

    Notes to Financial Statements | Page 11

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(f)Mineral Properties, Plant and Equipment

Mineral properties, plant and equipment is measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

(i)Acquisition and disposal

The cost of mineral properties, plant and equipment include expenditures directly attributable to an asset’s acquisition. The cost of assets constructed by Company includes the cost of materials and direct labor, any other costs to bring the asset in the place and conditions required to be operated in the manner intended by management including advances on long lead items, mine closure and rehabilitation costs, and borrowing costs on qualifying assets.

When parts of mineral properties, plant and equipment have different useful lives, they are accounted for as separate items (major components) of mineral properties, plant and equipment.

Gains and losses on disposal of mineral properties, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment and are recognized net within other income.

(ii)Subsequent costs

The cost of replacing plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The maintenance service costs of equipment are included in profit or loss.

(iii)Development and construction-in-progress

When economically viable mineral reserves have been determined and the decision to proceed with development has been approved, exploration and evaluation assets are first assessed for impairment, then reclassified to construction-in-progress or mineral properties. The expenditures related to development and construction are capitalized as construction-in-progress. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of construction-in-progress until the asset is substantially ready for its intended use. Construction-in-progress is not depreciated.

Once an asset is available for use, construction-in-progress costs are reclassified to mineral properties or plant and equipment.

Pre-production costs of removing overburden to access ore in the open pit mines and developing access headings in the underground mines are capitalized as pre-production stripping or development costs respectively and are included within mineral properties, plant and equipment.

(iv)Mineral properties

Mineral properties consist of the cost of acquiring and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which they relate.

    Notes to Financial Statements | Page 12

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(v)Stripping costs and development in the production phase

Where open pit production stripping or underground development activities do not result in inventory produced, but does provide improved access to the ore body, the costs are classified as mineral properties when these activities meet all of the following criteria: (1) it is probable that the future economic benefit associated with the activity will flow to the Company; (2) the Company can estimate the mineral reserve of the ore body for which access has been improved; and (3) the costs relating to the activity associated with that mineral reserve can be measured reliably.

For underground mines, costs incurred to access a mineral reserve of the ore body are capitalized to mineral properties or construction-in-progress and are depreciated on a units-of-production basis over the expected useful life of the identified mineral reserve of the ore body to which access has been improved as a result of the development activity. For open pit mines, stripping costs above average life of mine strip ratio (waste/ore) are capitalized to mineral properties or construction-in-progress and are depreciated over the related mineral reserves accessed by the stripping activity.

(vi)Depreciation

Items of mineral properties, plant and equipment are depreciated based on the estimated economic useful life of each component as follows:

Buildings	Lessor of life of mine or up to 25 years
Mining equipment	4 years
Mobile equipment & other assets	5 years
Mineral properties	Units of production
Mine closure and rehabilitation costs	Units of production or period until remediation
Right of use assets	Shorter of the term of lease and life of asset

The depletion of mineral properties and mine closure and rehabilitation costs is determined based on the ratio of tonnes of copper/kg of gold contained in the ore mined and total proven and probable mineral reserve tonnes of contained copper/kg of contained gold.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(g)Exploration and Evaluation Assets

Exploration and evaluation costs relate to the initial search for a mineral deposit, the cost of acquisition of a mineral properties interest or exploration rights and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. Once the legal rights or license is obtained, exploration and evaluation expenses are capitalized as exploration and evaluation assets. Costs incurred prior to the Company obtaining the legal rights are expensed.

When the exploration and evaluation of a mineral properties indicates that development of the mineral properties is technically and commercially feasible, the future economic benefits are probable, and the Company has the intention and sufficient resources to complete the development and use or sell the asset,

    Notes to Financial Statements | Page 13

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

the related costs are transferred from exploration and evaluation assets to mineral properties, plant and equipment.
Management reviews the carrying value of capitalized exploration costs for indicators that the carrying value is impaired at least annually and when facts and circumstances suggest that the carrying amount may exceed the recoverable amount. The review is based on the Company’s intentions for further exploration and development of the undeveloped property, results of drilling, commodity prices and other economic and geological factors. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a property does not prove viable, all non-recoverable costs associated with the project, net of any previous impairment provisions, are written off.

(h)Financial Instruments

Non-derivative financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Measurement and classification of financial assets is dependent on the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred.

Classification and measurement
The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 in the following table:

Measurement Category
Financial Assets
Cash and cash equivalents	Amortized Cost
Short-term investments	Amortized Cost
Trade receivables related to provisional priced sales	Fair value through profit or loss
Derivatives	Fair value through profit or loss
Notes and other receivables	Amortized Cost
Deposits	Amortized Cost
Financial Liabilities
Trade payables	Amortized Cost
Loans and borrowings	Amortized Cost
Derivatives	Fair value through profit or loss

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the income statement. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in profit or loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

    Notes to Financial Statements | Page 14

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date. Gains and losses on derecognition of financial assets classified amortized cost are recognized in profit or loss.

Financial liabilities

Financial liabilities, other than derivative instruments, are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at FVTPL and, accordingly, are recorded in the statement of financial position at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of the revenue or expense item to which the derivative relates, depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Short-term investments

Short-term investments are investments with original maturities between three months to one year that are readily convertible into cash. Short-term investments are not subject to significant risk of change in fair value.

Fair values

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When measuring the fair value of an asset or liability, the Company uses observable market data, as much as possible. Fair values are classified into different levels in a hierarchy based on the inputs used in the valuation techniques, as follows:

•Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities.

•Level 2: inputs other than Level 1 quoted prices, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•Level 3: inputs, for assets or liabilities, that are not based on observable market information (non-observable inputs).

The Company recognizes transfers between levels of the hierarchy of fair value at the end of the reporting period during which the change occurred.

When applicable, additional information on the assumptions used in the fair value calculations are disclosed in the specific notes of the corresponding asset or liability.

    Notes to Financial Statements | Page 15

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(i)Impairment

i)Financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve months’ expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized. The expected lifetime credit loss provision for trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required.

ii)Non-Financial assets

At each reporting date, the carrying amounts of the Company’s mineral properties, plant and equipment and exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset or its related cash generating unit. For purposes of impairment testing, assets are grouped at the lowest levels that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the associated assets are reduced to their recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment charge is reversed through profit or loss only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation, if no impairment loss had been recognized.

(j)Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are calculated based on the expected future cash flows discounted, if material, at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The discount is unwound over the period over which the cash flows are expected to be incurred with the related expense included in finance expense.

The Company records the present value of estimated costs of legal and constructive obligations related to mine closure and rehabilitation in the period in which the obligation occurs. Mine closure and rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the obligation, the

    Notes to Financial Statements | Page 16

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in profit or loss as a finance expense.

When the provision is initially recognized, the corresponding cost is included in the carrying amount of the related asset and is amortized to profit or loss on a unit-of-production basis.

(k)Share-Based Compensation

The Company issues share based payment awards to to employees and consultants, including directors and officers ("Eligible Persons"). The grant date fair value of equity settled share based payment awards is recognized as share-based compensation, with a corresponding increase in equity, over the vesting period. The amount recognized as an expense is based on management's best estimate of the number of equity instruments expected to vest. The cumulative amount expensed is adjusted at the end of each reporting period to reflect changes in the number of instruments expected to vest.

Performance share units and deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date with the corresponding expense recognized over vesting period. The corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled. The performance share units liability is also adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be performed or satisfied.

(l)Leases

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain re-measurements of the lease liability. The cost of the right-of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit.

    Notes to Financial Statements | Page 17

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(m)Income per Share

Basic income per share is calculated by dividing the net income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income per common share is calculated by adjusting the weighted average number of common shares outstanding for the effect of conversion of all potentially dilutive share equivalents, such as stock options and share units. The dilutive effect of share options assumes that the receipt of proceeds upon exercise of the options are used to repurchase common shares at the average market price during the period. The net effect of the shares issued less the shares assumed to be repurchased is added to the basic weighted average shares outstanding. For equity-settled share units (as defined herein, see note 15(d)), the common shares to be included in the diluted per share calculation is based on the number of shares that would be issuable if the reporting date were the end of the vesting period.

4.    Segment Disclosure

Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company monitors the operating results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment.

For the year ended December 31, 2023, the Company’s reporting segments include its two operating mines in Brazil, the Caraíba Operations and the Xavantina Operations, its development project, the Tucumã Project in Brazil, and its corporate head office in Canada. Significant information relating to the Company's reportable segments is summarized in the tables below:

    Notes to Financial Statements | Page 18

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Year ended December 31, 2023	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$320,603	$106,877	$—	$—	$427,480

Cost of production	(153,187)	(25,209)	—	—	(178,396)
Depreciation and depletion	(62,032)	(19,489)	—	—	(81,521)
Sales expense	(8,953)	(1,765)	—	—	(10,718)
Cost of sales	(224,172)	(46,463)	—	—	(270,635)

Gross profit	96,431	60,414	—	—	156,845

Expenses
General and administrative	(31,128)	(6,550)	—	(14,751)	(52,429)
Share-based compensation	—	—	—	(9,218)	(9,218)
Finance income	5,543	630	—	6,292	12,465
Finance expenses	(10,143)	(4,431)	—	(11,248)	(25,822)
Foreign exchange gain (loss)	34,737	—	—	(125)	34,612
Other (expenses) income	(4,147)	111	—	(66)	(4,102)
Income (loss) before taxes	91,293	50,174	—	(29,116)	112,351
Current tax expense	(1,796)	(7,446)	—	(6,750)	(15,992)
Deferred tax (expense) recovery	(2,618)	563	—	—	(2,055)
Net income (loss)	$86,879	$43,291	$—	$(35,866)	$94,304

Capital expenditures(1)	249,166	27,567	205,506	7,262	489,501

Assets
Current	$79,463	$23,736	$2,016	$94,272	199,487
Non-current	883,712	96,140	315,144	17,205	1,312,201
Total Assets	$963,175	$119,876	$317,160	$111,477	$1,511,688
Total Liabilities	$138,497	$101,095	$30,943	$431,822	702,357

(1)     Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

During the year ended December 31, 2023, Caraíba earned revenues from four customers (December 31, 2022 - four) while Xavantina earned revenues from two customers (December 31, 2022 - two).

    Notes to Financial Statements | Page 19

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Year ended December 31, 2022	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$351,405	$74,987	$—	$—	$426,392

Cost of production	(146,292)	(24,768)	—	—	(171,060)
Depreciation and depletion	(47,051)	(11,605)	—	—	(58,656)
Sales expenses	(8,941)	(560)	—	—	(9,501)
Cost of sales	(202,284)	(36,933)	—	—	(239,217)

Gross profit	149,121	38,054	—	—	187,175

Expenses
General and administrative	(28,123)	(4,062)	—	(17,274)	(49,459)
Share-based compensation	—	—	—	(7,931)	(7,931)
Finance income	4,310	1,451	—	4,534	10,295
Finance expenses	(9,044)	(4,244)	—	(19,935)	(33,223)
Foreign exchange gain (loss)	19,812	232	—	(134)	19,910
Other expenses	(75)	(292)	—	(17)	(384)
Income (loss) before taxes	136,001	31,139	—	(40,757)	126,383
Current tax expense	(8,463)	(2,413)	—	(4,167)	(15,043)
Deferred tax (expense) recovery	(8,378)	105	—	—	(8,273)
Net income (loss)	$119,160	$28,831	$—	$(44,924)	$103,067

Capital expenditures	209,143	30,773	59,428	7,155	306,499

Assets
Current	$114,374	$50,447	$144	$227,462	392,427
Non-current	621,005	74,874	90,971	8,799	795,649
Total Assets	$735,379	$125,321	$91,115	$236,261	$1,188,076
Total Liabilities	$98,904	$106,266	$9,595	$431,146	645,911

    Notes to Financial Statements | Page 20

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

5.    Inventories

	December 31, 2023	December 31, 2022
Supplies and consumables	$24,270	$23,043
Stockpiles	5,624	2,125
Work in progress	917	1,234
Finished goods	11,443	4,553
	$42,254	$30,955

6.    Other Current Assets

	December 31, 2023	December 31, 2022
Advances to suppliers	$306	$715
Prepaid expenses and other	4,716	6,673
Derivatives (Note 23)	11,254	3,237
Note receivable (Note 23)	8,346	10,243
Advances to employees	944	667
Value added taxes recoverable	13,719	12,246
	$39,285	$33,781

    Notes to Financial Statements | Page 21

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

7.    Mineral Properties, Plant and Equipment

	Buildings	Mining Equipment	Mineral Properties(1)	Projects in Progress	Equipment & Other Assets	Deposit on Projects	Mine Closure Costs	Right-of-Use Assets	Total
Cost:
Balance, December 31, 2021	$18,352	$124,775	$394,017	$19,190	$9,819	$10,488	$12,010	$17,298	$605,949
Additions	885	62,081	125,004	64,779	8,722	31,984	—	11,666	305,121
Capitalized borrowing costs	—	—	—	6,246	—	—	—	—	6,246
Change in estimates	—	—	—	—	—	—	1,354	—	1,354
Disposals	(736)	(1,917)	—	(2,241)	(9)	(2)	—	(1,541)	(6,446)
Transfers	2,280	1,512	8,453	26,303	185	(3,650)	—	—	35,083
Foreign exchange	1,257	8,004	26,213	(2,456)	545	454	824	1,026	35,867
Balance, December 31, 2022	22,038	194,455	553,687	111,821	19,262	39,274	14,188	28,449	983,174
Additions	2,672	47,846	98,046	217,988	3,207	107,226	—	20,019	497,004
Capitalized borrowing costs	—	—	—	16,983	—	—	—	—	16,983
Change in estimates	—	—	—	—	—	—	3,119	—	3,119
Disposals	—	(2,844)	(746)	(41)	(58)	(56)	—	(1,831)	(5,576)
Transfers	10,405	28,566	898	57,669	2,639	(100,177)	—	—	—
Foreign exchange	2,131	17,466	45,923	15,237	1,563	3,275	1,202	2,692	89,489
Balance, December 31, 2023	$37,246	$285,489	$697,808	$419,657	$26,613	$49,542	$18,509	$49,329	$1,584,193

Accumulated depreciation:
Balance, December 31, 2021	$(4,428)	$(25,943)	$(109,889)	$—	$(5,733)	$—	$(4,040)	$(10,488)	$(160,521)
Depreciation expense	(1,047)	(16,373)	(33,378)	—	(973)	—	(914)	(7,530)	$(60,215)
Disposals	734	1,672	60	—	70	—	—	913	$3,449
Foreign exchange	(306)	(1,666)	(7,352)	—	(354)	—	(273)	(662)	$(10,613)
Balance, December 31, 2022	(5,047)	(42,310)	(150,559)	—	(6,990)	—	(5,227)	(17,767)	(227,900)
Depreciation expense	(1,497)	(24,209)	(47,717)	—	(1,877)	—	(662)	(12,565)	(88,527)
Disposals	—	1,613	—	—	52	—	—	1,372	3,037
Foreign exchange	(440)	(4,011)	(11,663)	—	(553)	—	(427)	(1,711)	(18,805)
Balance, December 31, 2023	$(6,984)	$(68,917)	$(209,939)	$—	$(9,368)	$—	$(6,316)	$(30,671)	$(332,195)

Net book value, December 31, 2022	$16,991	$152,145	$403,128	$111,821	$12,272	$39,274	$8,961	$10,682	$755,274
Net book value, December 31, 2023	$30,262	$216,572	$487,869	$419,657	$17,245	$49,542	$12,193	$18,658	$1,251,998
(1)     Mineral properties include $72.4 million (2022 - $69.4 million) of costs which are not currently being depreciated.
(2)         A total of $35.1 million of exploration and evaluation assets related to the Tucumã Project were reclassified to mineral property, plant and equipment in 2022.

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

8.    Exploration and Evaluation Assets

As at December 31, 2023, the Company has $29.9 million (2022 - $15.7 million) in exploration and evaluation assets, primarily related to three property option agreements. In order for the Company to acquire 100% of these properties, the Company will be required to complete certain drill programs, including a minimum of $15.5 million in exploration expenditures over the next three years. Depending on results of these exploration programs, further option payments to complete the acquisitions is required. In the event that the Company exercises its option to acquire 100% interest in these properties, the optioners are expected to retain net smelter royalties of up to 1.5%.

9.     Deposits and Other Non-current Assets

	December 31, 2023	December 31, 2022
Value added taxes recoverable	$11,413	$10,317
Note receivable (Note 23)	9,067	10,387
Deposits and others	8,472	3,985
	$28,952	$24,689

10.    Accounts Payable and Accrued Liabilities

	December 31, 2023	December 31, 2022
Trade suppliers	$74,877	$47,868
Payroll and labour related liabilities	26,421	21,008
Value added tax and other tax payable	9,142	8,040
Cash-settled equity awards (Note 15(b) and (c))	8,796	6,684
Other accrued liabilities	1,468	1,003
	$120,704	$84,603

    Notes to Financial Statements | Page 23

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

11.    Loans and Borrowings

						Carrying value, including accrued interest
Description	Currency	Security	Maturity (Months)	Coupon rate	Principal to be repaid	December 31, 2023	December 31, 2022
Senior Notes	USD	Unsecured	73	6.50%	$400,000	$403,274	$402,453
Equipment finance loans	USD	Secured	15 - 43	5.00% - 8.12%	15,987	16,175	10,322
Equipment finance loans	EUR	Secured	26 - 30	5.25%	998	1,000	1,372
Equipment finance loans	BRL	Unsecured	2 - 29	nil% - 16.63%	3,279	3,409	947
Bank loan	BRL	Unsecured	35	CDI + 0.50%	2,365	2,375	2,963
Total					$422,629	$426,233	$418,057

Current portion						$20,381	$15,703
Non-current portion						$405,852	$402,354

The movements in loans and borrowings are comprised of the following:

	Year ended December 31, 2023	Year ended December 31, 2022
Balance, beginning of year	$418,057	$59,250
Proceeds from issuance of Senior Notes, net	—	392,006
Proceeds from new equipment finance loans	14,889	9,489
Principal and interest payments	(35,247)	(71,033)
Interest costs, including interest capitalized	28,282	26,666
Loss on debt modification	—	1,351
Foreign exchange	252	328
Balance, end of year	$426,233	$418,057

(a)     Senior Notes

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the “Senior Notes”). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

MCSA has provided a guarantee of the Senior Notes on a senior unsecured basis. The Senior Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge.

The Senior Notes are subject to the following early redemption options by the Company:
•On or after February 15, 2025, the Company has the option, in whole or in part, to redeem the Senior Notes at a price ranging from 103.25% to 100% of the principal amount together with accrued and unpaid interest, if any, to the date of redemption, with the rate decreasing based on the length of time the Senior Notes are outstanding;

    Notes to Financial Statements | Page 24

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
•Before February 15, 2025, the Company may redeem some or all of the Senior Notes at 100% of the principal amount plus a “make whole” premium, plus accrued and unpaid interest, if any, to the date of redemption; and
•At any time before February 15, 2025, the Company may redeem up to 40% of the original principal amount of the Senior Notes with the proceeds of certain equity offerings at a redemption price of 106.50% of the principal amount of the Senior Notes, together with accrued and unpaid interest, if any, to the date of redemption.

Upon the occurrence of specific kinds of changes of control triggering events, each holder of the Senior Notes will have the right to cause the Company to repurchase some or all of its Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.

The Senior Notes are recognized as financial liabilities, net of unamortized transaction costs, and measured at amortized cost using an effective interest rate of 6.7%.

(b)    Senior Credit Facility

In 2023, the Company amended its senior credit facility ("Amended Senior Credit Facility") to increase its limit from $75.0 million to $150.0 million and extended the maturity from March 2025 to December 2026. Amounts drawn on the Amended Senior Credit Facility bear interest on a sliding scale at a rate of SOFR plus 2.00% to 4.50% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the Amended Senior Credit Facility are based on a sliding scale between 0.45% to 1.01%.

The Amended Senior Credit Facility is secured by the shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants. As December 31, 2023, the Amended Senior Credit Facility remains undrawn and the Company is in compliance with the financial covenants therein.

During the year ended December 31, 2022, following the issuance of Senior Notes, the Company paid off the remaining $50.0 million balance on its Senior Credit Facility and terminated its interest rate swap contracts for nominal consideration. The Senior Credit Facility was amended to reduce its limit from $150.0 million to $75.0 million, with an accordion option to increase the limit to $100.0 million at the election of the Company.

Subsequent to December 31, 2023, the Company drew down $20.0 million of the Amended Senior Credit Facility.

12. Deferred Revenue

In August 2021, the Company entered into a precious metals purchase agreement (the “NX Gold PMPA”) with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., in relation to gold production from the Xavantina Operations. The Company received upfront cash consideration of $100.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the Xavantina mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. The contract will be settled by the Company delivering gold to Royal Gold. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been delivered and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional advances may be made by Royal Gold based on the Company achieving certain milestones as set out in the NX Gold PMPA.

    Notes to Financial Statements | Page 25

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The movements in deferred revenue during the year ended December 31, 2023 are comprised of the following:

	December 31, 2023	December 31, 2022
Gold ounces delivered(1)	14,005	10,082

Balance, beginning of year	$86,055	$94,222
Advances	3,544	3,207
Accretion expense	3,032	3,407
Amortization of deferred revenue(2)	(17,082)	(14,781)
Balance, end of year	$75,549	$86,055

Current portion	$17,159	$16,580
Non-current portion	58,390	69,476

(1)        During the year ended December 31, 2023, the Company delivered 14,005 ounces of gold (December 31, 2022 - 10,082 ounces) to Royal Gold for average consideration of $386 per ounce (December 31, 2022 - $359 per ounce). At December 31, 2023, a cumulative 29,260 ounces (December 31, 2022 - 15,255 ounces) of gold have been delivered under the PMPA.
(2)     Amortization of deferred revenue during the year ended December 31, 2023 was net of $2.5 million (December 31, 2022 - $0.3 million) for change in estimate attributed to advances received and change in life-of-mine production estimates.

As part of the NX Gold PMPA, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

13.    Provision for rehabilitation and closure costs

	December 31, 2023	December 31, 2022
Balance, beginning of year	22,172	$19,037
Change in estimates	3,455	1,854
Accretion expense	2,703	2,191
Settled	(3,344)	(2,238)
Foreign exchange	1,701	1,328
Balance, end of year	$26,687	$22,172

Caraíba Operations	$21,372	$18,026
Tucumã Project	1,365	558
Xavantina Operations	3,950	3,588
Total	$26,687	$22,172

Provision for rehabilitation and closure costs is measured using management’s assumptions and estimates for future cash outflows in relation to mine closure and rehabilitation activities based on known disturbances as at the reporting date, known legal requirements and cost estimates prepared by a third-party specialist.

    Notes to Financial Statements | Page 26

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
Management used a pre-tax discount rates in the range of 8.50% – 9.79% (2022 – 8.50% - 11.86%) and an inflation factor in the range of 3.50% - 3.90% (2022 – 3.25% - 5.31%) in preparing the Company’s provision for rehabilitation and closure costs. The cash expenditures are expected to commence upon projected closure and occur over a period of time, which for the Caraíba Operations is in a range from 2024 to 2051, for the Xavantina Operations is 2029 to 2037, and for the Tucumã Project is from 2036 to 2041.

14. Other Non-current Liabilities

	December 31, 2023	December 31, 2022
Cash-settled equity awards (Note 15(b))	$2,549	$2,256
Withholding, value added tax, and other taxes payable	8,012	5,254
Provision (Note 26(b))	1,622	1,578
Other liabilities	5,975	2,731
	$18,158	$11,819

15.     Share Capital

As at December 31, 2023, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As at December 31, 2023, 102,747,558 common shares were outstanding (December 31, 2022 - 92,182,633).

In November 2023, the Company completed a bought deal share offering of 9,010,000 common shares at a price of $12.35 per common share for gross proceeds of $111.3 million, or net proceeds of 104.3 million after share issuance costs.

(a)     Options

During the year ended December 31, 2023, the Company granted 525,138 options (year ended December 31, 2022 - 449,248 options) to employees of the Company at weighted average exercise price of $18.00 CAD per share (year ended December 31, 2022 - $17.80 CAD per share) with a term to expiry of five years. These stock options vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options on the grant date was $3.4 million (year ended December 31, 2022 - $2.8 million), which is recognized over the vesting period.

A continuity of the issued and outstanding options is as follows:

    Notes to Financial Statements | Page 27

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

	Year Ended December 31,
	2023		2022
	Number of Stock Options	Weighted Average Exercise Price (CAD)	Number of Stock Options	Weighted Average Exercise Price (CAD)
Outstanding stock options, beginning of year	2,781,074	$15.49	4,202,389	$11.36
Issued	525,138	18.00	449,248	17.80
Exercised	(1,333,199)	11.28	(1,812,558)	6.35
Forfeited	(86,688)	18.59	(58,005)	19.59
Outstanding stock options, end of year	1,886,325	$19.56	2,781,074	$15.49

The weighted average share price on the date of exercise for options exercised during the year ended December 31, 2023 was $12.94 (year ended December 31, 2022 - $12.44).

As at December 31, 2023, the following stock options were outstanding:

Weighted Average Exercise Prices	Number of Stock Options	Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
$10.01 to $20.00 CAD	1,406,222	645,669	3.77
$20.01 to $24.45 CAD	480,103	461,490	1.10
$19.56 CAD ($14.79 USD)	1,886,325	1,107,159	3.09

The fair value of options was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

	Year Ended December 31,
	2023	2022
Expected term (years)	3.2	3.0
Forfeiture rate	—%	—%
Volatility	54%	60%
Dividend yield	—%	—%
Risk-free interest rate	3.99%	3.86%
Weighted-average fair value per option	$6.38	$6.16

    Notes to Financial Statements | Page 28

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(b)     Performance Share Unit Plan

The Company has a performance share unit ("PSU") plan pursuant to which the Compensation Committee may grant PSUs to Eligible Persons of the Company or its subsidiaries. Each PSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee.

The continuity of PSUs issued and outstanding is as follows:

	Year Ended December 31,
	2023	2022
Outstanding balance, beginning of year	881,788	793,043
Issued	437,204	344,549
Settled	(238,881)	(212,765)
Forfeited	(112,190)	(43,039)
Outstanding balance, end of year	967,921	881,788

These PSUs will vest three years from the date of grant by the Compensation Committee and the number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested PSU entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. The Company has elected to settle its PSUs using a combination of cash and common shares in the past. As such, based on its history of past settlements, PSUs are classified as liabilities.

For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using a Geometric Brownian Motion model. As at December 31, 2023, the fair value of the PSU liability was $6.5 million (December 31, 2022 - $5.9 million) of which $3.9 million was recognized in accounts payable and accrued liabilities and the remainder in other non-current liabilities.

(c) Deferred Share Unit Plan

The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

    Notes to Financial Statements | Page 29

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The continuity of DSUs issued and outstanding is as follows:

	Year ended December 31,
	2023	2022
Outstanding balance, beginning of year	219,961	131,085
Issued	87,351	88,876
Outstanding balance, end of year	307,312	219,961

At December 31, 2023, DSU liabilities had a fair value of $4.9 million (December 31, 2022 - $3.0 million) which has been recognized in accounts payable and accrued liabilities.

(d) Restricted Share Unit Plan

The Company has a restricted share unit ("RSU") plan pursuant to which the Compensation Committee may grant share units to Eligible Persons of the Company or its subsidiaries. The fair value of these restricted share units is determined on the date of grant using the market price of the Company’s shares. Each RSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee.

During the year ended December 31, 2023, the Company granted 203,537 RSUs (year ended December 31, 2022 - 160,320) to employees of the Company at weighted average fair value of $15.59 per share (year ended December 31, 2022 - $13.86). The total fair value of these RSUs on the grant date was $3.2 million (year ended December 31, 2022 - $2.2 million).

The continuity of RSUs issued and outstanding is as follows:

	Year ended December 31,
	2023	2022
Outstanding balance, beginning of year	263,202	171,106
Issued	203,537	160,320
Settled	(95,456)	(59,795)
Forfeited	(30,713)	(8,429)
Outstanding balance, end of year	340,570	263,202

    Notes to Financial Statements | Page 30

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
(e)     Share-based compensation

	Year ended December 31,
	2023	2022
Stock options	$1,574	$2,091
Performance share unit plan	4,093	3,158
Deferred share unit plan	1,756	1,087
Restricted share unit plan	1,795	1,595
Share-based compensation(1)	$9,218	$7,931

(1)    For the year ended December 31, 2023, the Company recorded $3.4 million (year ended December 31, 2022 - $3.7 million) of share-based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities.

(f)     Net Income per Share

	Year ended December 31,
	2023	2022
Weighted average number of common shares outstanding	94,111,548	90,789,925
Dilutive effects of:
Stock options	444,216	1,117,529
Share units	340,570	263,202
Weighted average number of diluted common shares outstanding(1)	94,896,334	92,170,656

Net income attributable to owners of the Company	$92,804	$101,831
Basic net income per share	$0.99	$1.12
Diluted net income per share	$0.98	$1.10

(1)     Weighted average number of diluted common shares outstanding for the year ended December 31, 2023 excluded 646,932 (year ended December 31, 2022 - 1,647,969) stock options that were anti-dilutive.

    Notes to Financial Statements | Page 31

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

16. Revenue

	Year ended December 31,
	2023	2022
Copper
Sales within Brazil	$24,303	$52,841
Export sales	300,383	313,629
Adjustments on provisional sales(1)	(4,083)	(15,066)
	320,603	351,404
Gold
Sales	89,795	60,207
Amortization of deferred revenue(2)	17,082	14,781
	$106,877	$74,988
	$427,480	$426,392

(1)    Adjustments on provisional sales include both pricing and quantity adjustments. Under the terms of the Company’s contract with its Brazilian domestic customer, sales are provisionally priced on the date of sale based on the previous month’s average copper price and subsequently settled based on the average copper price in the month of shipment. Provisionally priced sales to the Company's international customers are settled with a final sales price between zero to four months after shipment takes place and, therefore, are exposed to commodity price changes.
(2)    During the year ended December 31, 2023, the Company delivered 14,005 ounces of gold (year ended December 31, 2022 - 10,082 ounces of gold) under a precious metals purchase agreement with Royal Gold (note 12) for average cash consideration of $386 per ounce (year ended December 31, 2022 - $359 per ounces) and recognized $17.1 million in amortization of deferred revenue (year ended December 31, 2022 - $14.8 million).

    Notes to Financial Statements | Page 32

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

17.     Cost of Sales

	Year ended December 31,
	2023	2022
Materials	$44,361	$42,359
Salaries and benefits	60,609	50,168
Contracted services	32,911	32,576
Maintenance costs	31,025	26,381
Utilities	13,574	13,092
Other costs	1,185	1,163
Change in inventory (excluding depreciation and depletion)(1)	(5,269)	5,321
Cost of production	178,396	171,060
Sales expense	10,718	9,501
Depreciation and depletion	86,065	59,475
Change in inventory (depreciation and depletion)	(4,544)	(819)
	$270,635	$239,217

(1)     Change in inventory in the year ended December 31, 2022 included $6.1 million of copper concentrates acquired from one of the Company's customers to settle accounts receivables in arrears. This concentrate was subsequently sold to a different customer for $6.0 million included in revenues.

18.     General and Administrative Expenses

	Year ended December 31,
	2023	2022
Accounting and legal	$2,049	$2,397
Amortization and depreciation	1,503	313
Office and administration	8,970	9,293
Salaries and consulting fees	29,281	24,343
Incentive payments	6,887	8,213
Other	3,739	4,900
	$52,429	$49,459

    Notes to Financial Statements | Page 33

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

19.    Finance Expense

	Year ended December 31,
	2023	2022
Interest on loans and borrowings(1)	$11,299	$20,420
Accretion of deferred revenue	3,032	3,407
Accretion of provision for rehabilitation and closure costs	2,703	2,191
Interest on lease liabilities	1,477	706
Other finance expenses(2)	7,311	6,499
	$25,822	$33,223

(1)    During the year ended December 31, 2023, the Company capitalized $17.0 million (2022 - $6.2 million) of borrowing costs to projects in progress.
(2) Other finance expenses during the year ended December 31, 2023 included $4.1 million (2022 - $3.3 million) credit loss provision on certain accounts receivable (see Note 23).

20.    Foreign Exchange Gain

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency.

	Year ended December 31,
	2023	2022
Foreign exchange gain on USD denominated debt in Brazil	$18,695	$3,890
Realized foreign exchange gain (loss) on derivative contracts (note 23)	11,417	(12,498)
Unrealized foreign exchange gain on derivative contracts (note 23)	7,582	33,092
Foreign exchange loss on other financial assets and liabilities	(3,082)	(4,574)
	$34,612	$19,910

    Notes to Financial Statements | Page 34

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
21.    Income Taxes

(a)Reconciliation of income taxes

A reconciliation of the income tax expense to the amount calculated using the Company’s combined Canadian federal and provincial statutory income tax rate of 27% (2022 – 27%) is as follows:

	Year ended December 31,
	2023	2022
Net income in the year before tax	$112,351	$126,383
Tax rate	27%	27%
Income tax expense at statutory rate	$30,335	$34,123
Tax effect of:
Difference in tax rate of foreign jurisdictions	(11,318)	(15,858)
Non-taxable items	(10,740)	(5,618)
Change in temporary differences not previously recognized	2,153	8,762
Withholding taxes and other	7,617	1,907
Income tax expense	$18,047	$23,316

	Year ended December 31,
	2023	2022
Current income tax:
Relating to current income tax charge	$15,992	$15,043
Deferred income tax:
Relating to origination and reversal of temporary differences	2,055	8,273
Income tax expense recognized in net income	$18,047	$23,316
Income tax expense recognized in other comprehensive income	1,262	523
Total income tax expense	$19,309	$23,839

    Notes to Financial Statements | Page 35

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
(b)Deferred income tax liabilities

The general movement in the deferred income tax liabilities is as follows:

	Year ended December 31,
	2023	2022
At the beginning of the year	$(6,229)	$2,315
Deferred income tax expense	(2,055)	(8,273)
Income tax expense recognized in OCI	(1,262)	(523)
Foreign exchange	(2)	252
At the end of the year	$(9,548)	$(6,229)

Recognized deferred tax and assets and liabilities consist of the following:

	December 31, 2023	December 31, 2022
Deferred tax assets:
Non-capital losses	$5,655	$2,546
Foreign exchange	—	2,087
Other	8,563	4,592
Mine closure and rehabilitation provision	4,070	3,381
Lease liabilities	2,805	1,511
	21,093	14,117
Deferred tax liabilities:
Mineral properties, plant and equipment	(15,566)	(9,364)
Loans and borrowings	(10,045)	(9,321)
Foreign exchange	(3,083)	—
Loans and borrowings	(1,947)	(1,661)
	(30,641)	(20,346)

Net deferred income tax liabilities	$(9,548)	$(6,229)

Presentation on Consolidated Statements of Financial Position
Deferred tax assets	1,315	—
Deferred tax liabilities	$(10,863)	$(6,229)

    Notes to Financial Statements | Page 36

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Deferred tax assets of $35.1 million (December 31, 2022 - $30.4 million) have not been recognized for the following deductible temporary differences as it is not probable that the benefits of these temporary differences will be realized:

	Year ended December 31, 2023		Year ended December 31, 2022
	Brazil	Canada	Brazil	Canada
Mineral properties, plant and equipment	39,959	1,150	37,077	969
Non-capital losses	—	74,238	—	72,535
Other	—	33,731	—	18,100
	$39,959	$109,119	$37,077	$91,604

The Company has loss carry forwards in Canada totaling $100.2 million (December 31, 2022 - $82.0 million) which may be carried forward for 20 years to offset future taxable income, which expire between 2036 and 2043.

22.    Related Party Transactions

Key management personnel consist of the Company’s directors and officers. The remuneration of key management personnel during the year was as follows:

	Year ended December 31,
	2023	2022
Salaries and short-term benefits(1)	$10,746	$11,058
Share-based payments(2)	8,156	6,478
	$18,902	$17,536
(1)    Includes annual salary and short-term incentives or bonuses earned in the year.
(2)    Includes PSUs, RSUs, DSUs and stock option grants.

23.    Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation. Judgments are required in the interpretation of the market data to produce the most appropriate fair value estimates. The use of different market information and/or evaluation methodologies may have a material effect on the fair value amounts.

As at December 31, 2023, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or the discount rate used approximates to the contractual interest rate. At December 31, 2023, the carrying value of loans and borrowings, including accrued interest, was $426.2 million while the fair value is approximately

    Notes to Financial Statements | Page 37

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
$376.0 million. At December 31, 2023, the carrying value of notes receivable, including accrued interest, was $17.4 million which approximates its fair value.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$111,738	$177,702
Short-term investments	—	139,700
Accounts receivable	5,710	10,289
Derivatives	11,254	3,237
Note receivable	17,413	20,630
Deposits and other assets	8,472	3,985
	$154,587	$355,543

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer.

In November 2022, Paranapanema S/A ("PMA"), one of the Company's customers in Brazil, filed for bankruptcy protection. According to PMA, the action was attributed to working capital challenges following an operational halt at one of their facilities. Progress was noted in August 2023 when PMA and its creditors agreed on a judicial recovery plan, which subsequently received approval from the judicial recovery court in November 2023. As a preferred supplier to PMA, the Company has entered into a note receivable arrangement with PMA. The arrangement is excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable arrangement, repayment is structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%.

At December 31, 2023, the gross amount of accounts and note receivable from PMA was $25.2 million (December 31, 2022 - $23.9 million). After adjusting for credit loss provision and present value discount of $7.7 million (December 31, 2022 - $3.3 million), the amortized cost of the note receivable at December 31, 2023 was $17.4 million (December 31, 2022 - $20.6 million), of which $8.3 million (December 31, 2022 - $10.2 million) was classified as current and $9.1 million (December 31, 2022 - $10.4 million) as non-current.

    Notes to Financial Statements | Page 38

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2023:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$426,233	$593,991	$37,743	$34,468	$82,781	$438,999
Accounts payable and accrued liabilities	120,704	120,704	120,704	—	—	—
Other non-current liabilities	8,524	23,436	—	10,166	12,640	630
Leases	19,603	19,579	10,929	5,521	3,019	110
Total	$575,064	$757,710	$169,376	$50,155	$98,440	$439,739

The Company also has derivative financial asset for foreign exchange collar contracts and copper derivative contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk, interest rate risk, and price risk.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including options, forwards and swap contracts, to manage market risks.

The Company's outstanding derivative instruments as of December 31, 2023 are as follows:

Contract Description	Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
Foreign exchange collar (i)	$316.5 million	USD/BRL	4.99	5.36	January 2024 - December 2024
Foreign exchange forward (i)	$60.5 million	USD/BRL	N/A	5.15	January 2024 - December 2024
Copper collar (iii)	6,000 tonnes	$ / lb	$3.60	$4.03	January 2024 - June 2024

    Notes to Financial Statements | Page 39

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
(i) Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at December 31, 2023 relates to $17.2 million (December 31, 2022 – $11.7 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2023 on $342.2 million of intercompany loan balances (December 31, 2022 - $148.2 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 31, 2023 by 10% and 20%, would have increased (decreased) pre-tax net income by $35.8 million and $71.7 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. At December 31, 2023, the aggregate fair value of the Company's foreign exchange derivatives was a net asset of $11.3 million (December 31, 2022 - asset of $3.2 million), and the full $11.3 million is included in other current assets in the statement of financial position. The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange collar contracts was an unrealized gain of $7.6 million for the year ended December 31, 2023 (a gain of $33.1 million for the year ended December 31, 2022) and has been recognized in foreign exchange gain (loss). In addition, during the year ended December 31, 2023, the Company recognized a realized gain of $11.4 million (realized loss of $12.5 million for the year ended December 31, 2022) related to the settlement of foreign currency forward collar contracts.

(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through Brazilian Real denominated bank loans of $2.4 million. Based on the Company’s net exposure at December 31, 2023, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

At December 31, 2023, the Company had provisionally priced sales that are exposed to commodity price changes (note 16). Based on the Company’s net exposure at December 31, 2023, a 10% change in the price of copper would have changed pre-tax net income by $2.5 million.
At December 31, 2023, the Company has entered into zero-cost copper derivative contracts on 1,000 tonnes of copper per month from January 2024 to June 2024, representing approximately 25% of estimated production volumes over the period. As of December 31, 2023, the fair value of these contracts was a net liability of $0.6

    Notes to Financial Statements | Page 40

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
million (December 31, 2022 - liability of $0.6 million). The fair value of copper collar contracts was determined based on option pricing models, forward copper price and information provided by the counter party.

During the year ended December 31, 2023, the Company recognized an unrealized loss of $0.1 million ($nil for the year ended December 31, 2022) and a realized loss of $1.8 million ($nil for the year ended December 31, 2022) in relation to its copper hedge derivatives in other income or loss.

24.    Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and production of its mine properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders.

The Company's capital consists of items included in shareholders’ equity, debt facilities net of cash and cash equivalents and short-term investments.

Management reviews the capital structure on a regular basis to ensure that the above-noted objectives are met. The Company manages the capital structure and makes adjustments to it considering changes in the economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new loans and borrowings, common shares, or acquire or dispose of assets.

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiaries. MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

25. Supplemental Cash Flow Information

	Year ended December 31,
Net change in non-cash working capital items:	2023	2022
Accounts receivable	$6,918	$(1,870)
Inventories	(5,269)	(1,709)
Other assets	(11,694)	(13,836)
Accounts payable and accrued liabilities	1,673	(614)
	$(8,372)	$(18,029)

Non-cash investing and financing activities:
Additions to property, plant and equipment by leases	$20,019	$11,666
Non-cash increase in accounts payable in relation to capital expenditures	28,851	10,311
Change in mineral properties, plant and equipment from change in estimates for provision for rehabilitation and closure costs	3,119	1,354

    Notes to Financial Statements | Page 41

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

26.    Commitment and Contingencies

(a) Capital commitments

As at December 31, 2023, the Company has capital commitments, which is net of advances to suppliers, of $122.6 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

(b) Contingencies

Due to the size, complexity and nature of the Company’s operations, it is subject to various investigations, claims, legal and tax proceedings covering matters that arise in the ordinary course of business. Based on the opinion of the Company's legal advisers, management considers provisions for its outstanding and pending legal claims to be adequate.

Each of these matters is subject to various uncertainties and it is possible that some of these matters may resolve unfavourably to the Company. In the opinion of management, based upon the information currently available, none of these matters are expected to have a material adverse effect on the results of operations or financial conditions of the Company. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effect of these changes in its consolidated financial statements in the period in which such changes occur. As at December 31, 2023, the Company has recognized a provision related to certain matters of $1.6 million (December 31, 2022 - $1.6 million).

There are five administrative claims (2022 – five claims) filed by the Nacional Mining Agency regarding alleged differences in the calculation of certain sales taxes on mining revenue by MCSA. As at December 31, 2023, the estimated impact of the claims is $4.8 million (December 31, 2022 - $4.4 million). The Company, based on the opinion of its legal advisors, does not believe such claims will result in a probable cash outflow and as such no provision is recognized.

    Notes to Financial Statements | Page 42